Exhibit 99.1

Purple Biotech Issues Letter to Shareholders

REHOVOT, Israel, Feb. 04, 2022 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance, is pleased to issue the following letter from its Chief Executive Officer, Isaac Israel, to its shareholders.

View as PDF: https://bit.ly/32Xm1dr

Dear shareholders,

I look back at 2021 proudly as a foundation-setting year for Purple Biotech, one with clinical development achievements, personnel and culture advancements. Through our collaborations, products and people, we continue to advocate for and work towards the realization of our mission to move individuals from cancer patients to cancer survivors. I am pleased with the meaningful progress we have made toward our goals and want to take this moment to share highlights of this year.

Strategy

Our strategic approach continues to be the development of cancer treatments addressing not only the tumor itself but also the tumor microenvironment to improve patient outcomes. We believe our vision and passion for viewing cancer treatment through a lens focused within the components of the tumor microenvironment allows us to be well-positioned for a differentiated and successful clinical outcome.

2022 will continue to be a year of clinical development emphasis for our pipeline assets. Our preliminary trial data in 2021 allowed significant learnings for building this year, creating new opportunities for advancing our primary assets with the expansion of trial arms for both product candidates.

Products

We have entered a pivotal year for our lead assets, CM24 and NT219. As we look back on 2021, our clinical development has progressed as anticipated, with encouraging initial data readouts from both of our lead candidates, to be articulated at upcoming major medical meetings. Current clinical development of these programs will continue as planned in 2022. Furthermore, we plan to expand the programs into new indications and share data milestones at the appropriate venues in 2022.

With CM24, our first-in-class clinical stage mAb targeting CEACAM1, we will deliver our Phase 1b data readout at an upcoming medical conference. Further, we have announced a planned expansion arm for RP2D, initiated in Q1 of 2022.

CM24 continues to be an exciting program for Purple Biotech. We are encouraged by the initial data released during ESMO 2021 from our ongoing Phase 1b/2 clinical trial of CM24 in combination with nivolumab, demonstrating safety and a partial response in a 3rd line pancreatic cancer patient, one of the first three patients treated with the first dose level. Purple Biotech continues to lead the field of CEACAM1-targeted therapies with the most advanced clinical asset in this area. In 2022, we will look to study CM24 in combination with other agents, in patients with other types of cancers, in addition to the current arms in NSCLC and pancreatic cancer.

Considering NT219, our first-in-class novel small molecule targeting IRS1/2 and STAT3 simultaneously, we anticipate a readout on our Phase 1 monotherapy data in the first half of this year. This data will build on our data milestone release from ASCO 2021, which presented a partial response in one patient in the first three patients treated with the first and the lowest dose level. Following the completion of the third dose level in the monotherapy arm, we initiated the dose escalation arm to treat squamous cell carcinoma head and neck (SCCHN) as well as colorectal cancer patients with NT219 in combination with cetuximab. In addition, the expansion arm on RP2D in combination with cetuximab in SCCHN patients will initiate in 2022.

Later in the year, we plan to expand the evaluation of NT219 in combination with other treatments in other cancer patients.

We believe that NT219 has the potential to be a key anti-cancer agent addressing the drug resistance phenotype. Purple Biotech continues to be the first and leading company to successfully target the IRS protein to degradation and focused on a dual-inhibition MOA approach of both IRS and STAT3.

Collaborations

Collaborations and partnerships continue to be a strong element of our development strategy. In 2021, we maintained our partnership with Bristol Myers-Squibb to advance CM24 in combination with nivolumab toward saturating doses, with the target of expansion into NSCLC and pancreatic cancer. This important relationship has facilitated our Phase 1b/2 trial, combining CM24 with nivolumab and nab-paclitaxel with such patients.

In October, we announced the expansion of our existing research agreement with The University of Texas MD Anderson Cancer Center to evaluate the potential efficacy of the combination of NT219 and immune-oncology drugs, such as anti-CTLA4 and anti-PD1/PDL1 antibodies. This collaboration, led by Menashe Bar-Eli, Ph.D., Professor, Department of Cancer Biology, is an important step in potentially advancing NT219 in the clinic to treat advanced solid tumors. We look forward to continuing this partnership in 2022.

People and Culture

Our people are and will continue to be our most valued resource, and we recognize the value that the right expertise brings to our scientific advancement. I continue to be inspired by the commitment of our management to our mission and their leadership of our strong team of exceptional talent.

We enter 2022 with increased expertise, appointing Robert Gagnon, Suzana Nahum-Zilberberg and Ori Hershkovitz to our Board of Directors in the past year. Each brings experience in industry and development essential to our success as we enter 2022.

This year we promoted Gil Efron to President and CFO role, taking a leadership role in the management of the company, responsible for driving the vision and execution of the company business strategy, business development and product development.

Additionally, we are thrilled to have appointed Fabien Sebille, Ph.D., to Chief Business Officer. Dr. Sebille is responsible for advancing our corporate business development strategy, including partnering opportunities for our lead candidates, CM24 and NT219 and the search for in-licensing opportunities for additional oncology assets to diversify our development pipeline.

COVID-19 Impact

2021 continued to see the impact of COVID-19. As Delta and Omicron presented a challenge to all companies, we are pleased to have encountered only minor impact on our clinical development pipeline and trials. Our ability to pivot has allowed our clinical development programs to promptly progress. Our clinical development, including our CM24 and NT219 programs, will continue as planned in 2022.

Financial

We enter 2022 with a solid financial position within $47.5M cash reserves as of December 31, 2021, with 17.8M ADS outstanding. This strong position provides a cash runway into 2024.

Summary

We believe that 2022 will be a monumental year for Purple Biotech. As we continue to advance our clinical pipeline and focus on oncology, we believe our resilience and ability to persevere through 2021 while growing our leadership and expertise positions us well for potentially significant milestones in 2022.

I want to acknowledge our shareholders, leadership, Board of Directors and employees. Throughout the past year, your support and efforts have directly contributed to the company, our position, and our future. Further, I would like to acknowledge our patients. Your strength and fortitude inspire and motivate us to create successful, long-lasting treatments for people with cancer.

With gratitude,

Isaac Israel

Chief Executive Officer

Purple Biotech

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the planned phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) in patients with pancreatic cancer. The Company is also the owner of Consensi®, an FDA-approved fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://www.purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov

Company Contact:

Gil Efron

President & Chief Financial Officer

IR@purple-biotech.com

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